SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-3A-2

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                              CH ENERGY GROUP, INC.

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 ("Act") and submits the following information:

         1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         The following response is as of December 31, 2000:

         CH Energy Group, Inc. ("Claimant") is a corporation organized and existing under the State of New York. Claimant is a holding company, which acquires businesses and holds securities and/or interests in other corporations, partnerships and/or businesses. Claimant's principal place of business is 284 South Avenue, Poughkeepsie, New York 12601-4879. Claimant, as of December 31, 2000, has the following subsidiaries other than any EWG:

    NAME AND LOCATION             STATE OF
        OF COMPANY              ORGANIZATION                    NATURE OF BUSINESS
        ----------              ------------                    ------------------
------------------------------------------------------------------------------------------------
1. Central Hudson Gas &         New York           Generation, Transmission and distribution
Electric Corporation,                              of electricity and the transmission and
Poughkeepsie, New York                             distribution of natural gas in New York
("Central Hudson")                                 State except that certain wholesale sales
                                                   of electricity are made, from time to
                                                   time, to out of State utilities. Central
                                                   Hudson's "franchise territory" generally
                                                   extends about 85 miles along the Hudson
                                                   River and about 25 to 40 miles east and
                                                   west of such River. The southern end of
                                                   that territory is about 25 miles north of
                                                   New York City and the northern end is
                                                   about 10 miles south of the City of
                                                   Albany, N.Y.
------------------------------------------------------------------------------------------------
2. Phoenix Development          New York           Real estate holding company for Central
Company, Inc., Poughkeepsie,                       Hudson.
New York ("Phoenix")
------------------------------------------------------------------------------------------------
3. Central Hudson               New York           Invests in energy related business;
Energy Services, Inc.,                             currently owns, directly or indirectly,
Poughkeepsie, New York                             the affiliates eferred to in 4-10 below.
("Services")
------------------------------------------------------------------------------------------------
4. Central Hudson Enterprises   New York           Markets electric, gas and oil related
Corporation, Poughkeepsie,                         services; and conducts energy audits and
New York ("CHEC")                                  provides related services.
------------------------------------------------------------------------------------------------
5. Greene Point Development     New York           Develops, invests in and/or operates energy
Corporation, Poughkeepsie,                         related businesses.
New York ("Greene Point")
------------------------------------------------------------------------------------------------
6. Prime Industrial Energy      New York           Operates a heating, ventilation and air-
Services, Inc.,  Poughkeepsie,                     conditioning business.
New York ("Prime Industrial")
------------------------------------------------------------------------------------------------
7. Scasco, Inc., Winsted,       Connecticut        Conducts a fuel oil business in Connecticut.
Connecticut ("Scasco")
------------------------------------------------------------------------------------------------





                                              2

------------------------------------------------------------------------------------------------
8. Griffith Energy Services,    New York           Conducts a fuel oil distribution business in
Inc., Poughkeepsie, New York                       Washington, D.C., Virginia, West Virginia,
("Griffith Energy")                                Delaware and Maryland.
------------------------------------------------------------------------------------------------
9. CH Niagara Properties,       New York           Owns real property interests on which an
Inc., Niagara Falls, New York                      affiliate (CH Resources, Inc.), an EWG,
("CH Niagara")                                     operates an "eligible facility".
------------------------------------------------------------------------------------------------
10.CH Syracuse Properties,      New York           Owns real property interests on which an
Inc., Syracuse, New York                           affiliate (CH Resources, Inc.), an EWG,
("CH Syracuse")                                    operates an "eligible facility".
------------------------------------------------------------------------------------------------

         2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

         The following response is as of December 31, 2000:

                                                                NET CAPABILITY
  GENERATING STATION, LOCATION                                    (1999-2000)
     AND PERCENT OWNERSHIP                  FUEL              SUMMER      WINTER
--------------------------------------------------------------------------------
Danskammer Plant, Roseton NY             oil, natural gas      500         493
-- Hudson River (100%)                   and coal
--------------------------------------------------------------------------------
Roseton Plant, Roseton, NY               oil and               417         409
-- Hudson River (35%)                    natural gas
--------------------------------------------------------------------------------
Neversink Hydro Station,                 water                  21          22
Neversink, NY -- Neversink
Reservoir Aqueduct Tunnel (100%)
--------------------------------------------------------------------------------
Dashville Hydro Station,                 water                   4           4
Rifton, NY -- Wallkill River (100%)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Sturgeon Pool Hydro Station,                water                16         16
Rifton, NY -- Wallkill River (100%)
--------------------------------------------------------------------------------
Groveville Mills Hydro Station,             water                 0          0
Beacon, NY -- Fishkill Creek (100%)
--------------------------------------------------------------------------------
High Falls Hydro Station,                   water                 3          3
High Falls, NY -- Rondout Creek (100%)
--------------------------------------------------------------------------------
Coxsackie Gas Turbine,                      kerosene or          19         19
Coxsackie, New York (100%)                  natural gas
--------------------------------------------------------------------------------
South Cairo Gas Turbine,                    kerosene or          18         22
Cairo, New York (100%)                      natural gas
--------------------------------------------------------------------------------
Nine Mile Point Unit 2,                     nuclear             103        103
Oswego, NY -- Lake Ontario (9%)
--------------------------------------------------------------------------------
                                                  TOTAL       1,101      1,091
                                                              =====      =====
--------------------------------------------------------------------------------

         On January 30, 2001, Central Hudson sold its interests in the Danskammer Plant and the Roseton Plant.

         By agreement, dated as of December 11, 2000, Central Hudson agreed to sell its interest in the Nine Mile Point Unit No. 2. It is presently expected that its interest in that Unit will be sold by mid-2001.

         As of December 31, 2000, Central Hudson's electric transmission and distribution systems were comprised of 88 substations with a rated transformer capacity of approximately 6,427,574 kVA, approximately 593 circuit miles of overhead transmission lines, approximately 4.2 cable miles of underground transmission lines, approximately 7,358 conductor miles of overhead distribution lines and approximately 902 cable miles of underground distribution cables. Only a part of such transmission and distribution lines is located on property owned by Central Hudson. The electric system of Central Hudson is directly interconnected with other electric utility systems in New York, Connecticut, and New Jersey, and indirectly interconnected with most of the electric utility systems in the United States. Transmission Circuit Miles include: 345, 115 and 69 kV. Distribution Conductor Miles include: 34.5, 14.4, 13.2, 4.8 and 4.16 kV. The transformer kVA value is the summation of transformers' top nameplate ratings; the summation of Summer Normal ratings would be higher. Generator step-up transformers ("GSU") (including the Danskammer and Roseton Plants GSUs which were sold on January 30, 2001) are included; spare transformers and generation station auxiliary transformers are excluded.

         Natural gas is delivered by transmission pipeline to Central Hudson at four locations: the Cedar Hill (NY) Gate Station interconnection with Tennessee Gas Pipeline Company ("Tennessee"), the Pleasant Valley (NY) Gate Station interconnection with Iroquois Gas Transmission System, L.P., the Mahopac (NY) Gate Station interconnection with Duke Energy Gas Transmission Company and the Tuxedo (NY) Gate Station interconnection with Columbia Gas Transmission Company ("Columbia"). Natural gas is distributed to approximately 63,535 industrial, commercial and residential customers through a network of 161 miles of transmission pipeline and more than 1,012 miles of distribution mains. Central Hudson owns and operates propane-air peaking facilities at Poughkeepsie and Newburgh, NY which are each nominally rated at 8,000 MSCF per day of injection capability into the distribution system. In addition, Central Hudson has entered into long-term contracts with National Fuel Gas Corporation, Columbia, Tennessee, Texas Eastern and CNG Transmission Corporations for a maximum total of 3.3 BCF of storage, located in various fields in the eastern United States.

         3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         The following responses are as of December 31, 2000:

         Claimant and its subsidiaries, other than Central Hudson, are not "public utility companies" for the purposes of the Act.

         (a) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

                                        ELECTRIC (KWHRS.)           GAS (MCF.)
                                        -----------------           ----------
         Claimant                              None                    None

         Central Hudson       Retail:       4,720,078,000            12,382,553
                              Wholesale:    1,347,756,000             1,178,027

         (b) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

                                        ELECTRIC (KWHRS.)           GAS (MCF.)
                                        -----------------           ----------
         Claimant                              None                    None

         Central Hudson                        None                    None

         (c) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                                        ELECTRIC (KWHRS.)             GAS (MCF.)
                                        -----------------             ----------
         Claimant                              None                      None


         Central Hudson                        None                      None


         (d) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

                                        ELECTRIC (KWHRS.)             GAS (MCF.)
                                        -----------------             ----------
         Claimant                              None                      None

         Central Hudson                        None                      None

         4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS:

         CH Resources, Inc. ("CH Resources"), a New York corporation, with offices at 110 Main Street, Poughkeepsie, New York, is an EWG because it owns and operates the following "eligible facilities" and the electricity generated thereat is sold to wholesale customers:

                   (i) A 100 megawatt ("MW") combined cycle gas turbine located at 300 Belle Isle Road, Solvay, New York.

                   (ii) A 100 MW combined cycle gas turbine located at 3 Main Street, Beaver Falls, New York.

                   (iii) A 50 MW coal-burning fluidized bed cogeneration plant located at 5300 Frontier Avenue, Niagara Falls, New
                         York.

         (b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

         Claimant owns 100% of CH Resources.

         (c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY

THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

         At December 31, 2000, Claimant had capital invested in CH Resources of $21,633,000 comprised of the following:

                  Debt:   $0.00
                  Equity: $21,633,000

         (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

         CH Resources' capitalization and earnings were $21,633,000 and ($340,040) at December 31, 2000, respectively.

         (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

         None.

EXHIBIT A.

         A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

         The consolidating financial statements, as of December 31, 2000, are attached hereto as Exhibit A.

EXHIBIT B.

         AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING-COMPANY SYSTEM.

         The Organizational Chart, as of December 31, 2000, is attached hereto as Exhibit B.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 8th day of March, 2001. In that regard, reference is made to (i) the extension of time (through March 12, 2001) for filing this Form granted to Claimant on February 26, 2001 by Mr. Robert P. Wason, Chief Financial Analyst, Office of Public Utility Holding Companies, Securities and Exchange Commission, through the offices of Gould & Wilkie LLP, general counsel to Claimant and (ii) such counsel's confirmatory letter, dated February 27, 2001, to Mr. Wason.

                             CH ENERGY GROUP, INC.


                             By:  /s/ STEVEN V. LANT
                                --------------------
                                      Steven V. Lant
                                      Chief Financial Officer and Treasurer
Corporate Seal

Attest:

/s/ GLADYS L. COOPER
--------------------
    Gladys L. Cooper
    Corporate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Steven V. Lant
Chief Financial Officer and Treasurer
CH Energy Group, Inc..
284 South Avenue
Poughkeepsie, New York 12601-4879

                                    EXHIBIT A

                      CONSOLIDATING FINANCIAL STATEMENTS OF
                              CH ENERGY GROUP, INC.
                             AS OF DECEMBER 31, 2000
                             -----------------------

CONSOLIDATED BALANCE SHEET
(In Thousands)
                                                              December 31,
                                                          2000           1999
ASSETS                                                    ----           ----
Utility Plant
  Electric .......................................     $1,277,617     $1,250,456
Gas ..............................................        172,242        164,767
  Common .........................................         99,353        100,659
  Nuclear fuel ...................................         46,688         42,847
                                                       ----------     ----------
                                                        1,595,900      1,558,729

  Less: Accumulated depreciation .................        668,168        638,910
        Nuclear fuel amortization ................         40,762         38,354
                                                       ----------     ----------
                                                          886,970        881,465
  Construction work in progress ..................         43,882         39,951
                                                       ----------     ----------
    Net Utility Plant ............................        930,852        921,416
                                                       ----------     ----------

Other Property and Plant .........................         42,979         31,544
                                                       ----------     ----------

Prefunded Pension Costs and Other Investments
  Prefunded pension costs ........................         63,390         46,038
  Other Investments ..............................         23,201         13,908
                                                       ----------     ----------
    Total Prefunded Pension Costs and Other
       Investments ...............................         86,591         59,946
                                                       ----------     ----------

Intangible Assets ................................         68,458          7,318
                                                       ----------     ----------

Current Assets
  Cash and cash equivalents ......................         28,318         20,385
  Accounts receivable from customers -
   net of allowance for doubtful accounts;
   $3.4 million in 2000 and $3.2 million
   in 1999 .......................................        109,403         57,600
  Accrued unbilled utility revenues ..............         19,751         16,327
  Other receivables ..............................          5,352          4,092
  Fuel, materials and supplies, at average
    cost .........................................         30,629         31,485
  Special deposits and prepayments ...............         21,608         15,392
                                                       ----------     ----------
    Total Current Assets .........................        215,061        145,281
                                                       ----------     ----------

Deferred Charges and Other Assets
  Regulatory assets (Note 2) .....................        155,230        137,487
  Unamortized debt expense .......................          4,869          5,016
  Other Assets ...................................         26,933         27,891
                                                       ----------     ----------
    Total Deferred Charges .......................        187,032        170,394
                                                       ----------     ----------

           TOTAL ASSETS ..........................     $1,530,973     $1,335,899
                                                       ==========     ==========

                              ---------


 CONSOLIDATED BALANCE SHEET  (CONT'D)
(In Thousands)

CAPITALIZATION AND LIABILITIES                                 December 31,
                                                         2000             1999
                                                         ----             ----
Capitalization
 Common Stock Equity
   Common stock, $.10 par value (Note 6) .......     $    1,686      $    1,686
   Paid-in capital (Note 6) ....................        351,230         351,230
   Retained earnings ...........................        147,824         132,796
   Reacquired capital stock (Note 6) ...........        (18,766)             --
   Capital stock expense .......................         (1,232)         (1,306)
                                                     ----------      ----------
    Total Common Stock Equity ..................        480,742         484,406
                                                     ----------      ----------

 Cumulative Preferred Stock (Note 6)
   Not subject to mandatory redemption .........         21,030          21,030
   Subject to mandatory redemption .............         35,000          35,000
                                                     ----------      ----------
    Total Cumulative Preferred Stock ...........         56,030          56,030
                                                     ----------      ----------

 Long-term Debt (Note 7) .......................        320,369         335,451
                                                     ----------      ----------
    Total Capitalization .......................        857,141         875,887
                                                     ----------      ----------

Current Liabilities
 Current maturities of long-term debt ..........         62,610          35,100
 Notes payable .................................        165,000          50,000
 Accounts payable ..............................         63,845          36,746
 Accrued interest ..............................          7,256           4,405
 Dividends payable .............................          9,643           9,913
 Accrued vacation ..............................          4,472           4,344
 Customer deposits .............................          4,637           4,471
 Other .........................................         11,092           2,978
                                                     ----------      ----------
    Total Current Liabilities ..................        328,555         147,957
                                                     ----------      ----------

Deferred Credits and Other Liabilities
 Regulatory liabilities (Note 2) ...............        118,574          87,039
 Operating reserves ............................          4,755           6,294
 Other .........................................         27,120          19,101
                                                     ----------      ----------
  Total Deferred Credits and
   Other Liabilities ...........................        150,449         112,434
                                                     ----------      ----------

Accumulated Deferred Income Tax (Note 4) .......        194,828         199,621
                                                     ----------      ----------

 TOTAL CAPITALIZATION AND LIABILITIES ..........     $1,530,973      $1,335,899
                                                     ==========      ==========

                              ---------

CONSOLIDATED STATEMENT OF INCOME
(In Thousands)
                                                  Year ended December 31,
                                            2000           1999          1998
                                            ----           ----          ----
Operating Revenues
  Electric .........................      $531,820       $427,809       $418,507
  Gas ..............................       107,039         94,131         84,962
  Unregulated Affiliate ............       111,027         45,157          9,097
                                         ---------      ---------      ---------
    Total Operating Revenues .......       749,886        567,097        512,566
                                         ---------      ---------      ---------
Operating Expenses
 Operation:
  Fuel used in electric
   generation and purchased
    electricity ....................       249,338        149,016        125,883
  Purchased natural gas ............        75,624         61,548         44,964
  Purchased petroleum ..............        35,485          4,347          1,288
  Other expenses of operation ......       137,800        126,768        123,151
  Other expenses of operation -
    unregulated affiliate ..........        30,343         14,373          7,353
Depreciation and amortization
 (Note 1) ..........................        51,453         48,246         45,796
 Taxes, other than income tax ......        54,151         64,510         63,591
 Federal/State income tax
  (Note 4) .........................        37,229         27,772         30,108
                                         ---------      ---------      ---------
    Total Operating Expenses .......       671,423        496,580        442,134
                                         ---------      ---------      ---------

Operating Income ...................        78,463         70,517         70,432
                                         ---------      ---------      ---------

Other Income
  Allowance for equity funds
   used during construction
   (Note 1) ........................            --             --            585
  Federal/State income tax
   (Note 4) ........................          (986)          (371)         1,149
  Other - net ......................        10,626         12,051          8,360
                                         ---------      ---------      ---------
    Total Other Income .............         9,640         11,680         10,094
                                         ---------      ---------      ---------

Income before Interest
  Charges ..........................        88,103         82,197         80,526
                                         ---------      ---------      ---------

                              ---------

CONSOLIDATED STATEMENT OF INCOME (CONT'D)
(In Thousands)
                                                   Year ended December 31,
                                              2000          1999         1998
                                              ----          ----         ----
Interest Charges
 Interest on mortgage bonds ..........       $11,342      $13,057      $14,225
 Interest on other long-term debt ....        12,864       11,094        8,890
 Other interest ......................        10,473        6,633        5,191
 Allowance for borrowed
  funds used during
  construction (Note 1) ..............          (779)        (390)        (324)
                                             -------      -------      -------
   Total Interest Charges ............        33,900       30,394       27,982
                                             -------      -------      -------

Preferred Stock Dividends of
 Central Hudson ......................         3,230        3,230        3,230
                                             -------      -------      -------

Net Income ...........................       $50,973      $48,573      $49,314
                                             =======      =======      =======
Dividends Declared on Common
  Stock ..............................        35,945       36,422       36,567

Balance Retained in the Business .....       $15,028      $12,151      $12,747
                                             =======      =======      =======

Common Stock:
  Average shares outstanding
  (000s) .............................        16,716       16,862       17,034
  Earnings per share (basic
   and diluted) ......................         $3.05        $2.88        $2.90

  Dividends Declared .................         $2.16        $2.16       $2.155

                              ---------

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(In Thousands)
                                                Year ended December 31,
                                           2000           1999           1998
                                           ----           ----           ----

Balance at beginning of  year .....      $132,796       $133,287       $120,540

Net Income ........................        50,973         48,573         49,314

Common Stock Retirement
  (cancellation) ..................            --        (12,642)            --

Dividends declared:
  On common stock ($2.16 per
  share 2000; $2.16 per
   share 1999; $2.155 per
   share 1998) ....................       (35,945)       (36,422)       (36,567)
                                         --------       --------       --------


Balance at end of year ............      $147,824       $132,796       $133,287
                                        =========       ========       ========

                              ---------

CONSOLIDATED STATEMENT OF CASH FLOWS
(In Thousands)

                                                             Year ended December 31,
                                                        2000          1999          1998
                                                        ----          ----          ----
Operating Activities
  Net Income ....................................      $50,973       $48,573       $49,314
  Adjustments to reconcile net
         income to net cash provided
         by operating activities:
       Depreciation and amortization
            including nuclear fuel
            amortization ........................       55,297        51,186        49,011
     Deferred income taxes, net .................        2,940         4,219          (116)
     Allowance for equity funds used
          during construction ...................           --            --          (585)
     Nine Mile 2 Plant deferred
          finance charges, net ..................       (3,286)       (4,855)       (4,855)
     Provisions for uncollectibles ..............        3,935         2,930         2,639
     Net accrued deferred pension
      costs .....................................      (13,789)      (10,968)      (12,277)
     Deferred gas costs .........................       (4,652)        3,080         1,072
     Deferred gas refunds .......................         (117)          (19)       (1,640)
     Other - net ................................       10,231         9,423         4,888
  Changes in current assets and liabilities, net:
     Accounts receivable and unbilled
          utility revenues ......................      (60,422)      (15,474)          (46)
     Fuel, materials and supplies ...............          856        (7,898)          513
     Special deposits and
          prepayments ...........................       (6,216)       17,291       (20,613)
     Accounts payable ...........................       27,099        13,155          (777)
     Accrued taxes and interest .................       10,209        (6,665)        3,094
     Other current liabilities ..................          780          (175)        1,695
                                                     ---------     ---------     ---------
  Net cash provided by operating
   activities ...................................       73,838       103,803        71,317
                                                     ---------     ---------     ---------

                              ---------

CONSOLIDATED STATEMENT OF CASH FLOWS (CONT'D)
(In Thousands)

                                                   Year ended December 31,
                                               2000         1999         1998
                                            ---------    ---------    ---------
Investing Activities
  Additions to plant ....................     (58,656)     (46,495)     (45,661)
  Allowance for equity funds used
   during construction ..................          --           --          585
                                            ---------    ---------    ---------
  Net additions to plant ................     (58,656)     (46,495)     (45,076)
  Investment activity of unregulated
   affiliate ............................     (77,543)     (11,945)     (19,460)
  Nine Mile 2 Plant decommissioning
   trust fund ...........................        (868)        (868)        (868)
  Other - net ...........................        (855)        (589)        (801)
                                            ---------    ---------    ---------
  Net cash used in investing
   activities ...........................    (137,922)     (59,897)     (66,205)
                                            ---------    ---------    ---------

Financing Activities
  Proceeds from issuance of:
    long-term debt ......................      47,500      176,250       35,250
  Net borrowings (repayments) of
   short-term debt ......................     115,000       32,000       18,000
  Retirement & redemption
   of long-term debt ....................     (35,100)    (201,318)      (2,466)
  Dividends paid on common
   stock ................................     (36,215)     (36,422)     (36,706)
  Issuance and redemption costs .........        (403)      (4,530)          --
  Reacquired capital stock ..............     (18,765)          --      (17,745)
                                            ---------    ---------    ---------
  Net cash provided by (used in)
   financing activities .................      72,017      (34,020)      (3,667)
                                            ---------    ---------    ---------


Net Change in Cash and Cash
 Equivalents ............................       7,933        9,886        1,445
Cash and Cash Equivalents at
 Beginning of Year ......................      20,385       10,499        9,054
                                            ---------    ---------    ---------
Cash and Cash Equivalents at End
 of Year ................................   $  28,318    $  20,385    $  10,499
                                            =========    =========    =========

Supplemental Disclosure of Cash
 Flow Information
    Interest paid (net of amounts
    capitalized) ........................   $  25,904    $  26,307    $  24,002
    Federal income taxes paid ...........      24,300       29,025       26,900





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



                                    EXHIBIT B

                               ORGANIZATION CHART
                            (AS OF DECEMBER 31, 2000)

    Reference is made to Items 1 and 4 of this Form U-3A-2 for a description of the companies in Claimant's Holding Company System. Claimant, directly or indirectly, owns 100% of all affiliated companies.


                                      Claimant
                                          |
                                          |
          - - --- - - -  - - - - - - - - -
          |                               |
          |                               |
     Central                           Services
     Hudson                               |
          |                               |
          |                   - - - - - - - - - - - - - -  - - - - - - - -  -
    -- - - - -                |                              |               |
    Phoenix                   |                              |               |
                             CHEC                          Resources*     Greene
                              |                                     |     Point
                              |                                     |
                  - - -  - - - - - - -- - -        - - - -- - - - -
                  |           |           |        |                |
                  |           |           |        |                |
                Scasco    Griffith      Prime      CH               CH
                           Energy     Industrial  Niagara        Syracuse









--------
*     EWG



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